Exhibit 99.1

Seaspan Corporation

Unit 2, 2nd Floor, Bupa Centre

141 Connaught Road West

Hong Kong, China

c/o 2600 – 200 Granville Street

Vancouver, BC

Canada V6C 1S4

Tel: 604-638-2575

Fax: 604-648-9782

www.seaspancorp.com

Seaspan Announces Closing of Innovative $1 Billion Portfolio Financing Program

HONG KONG, CHINA, May 15, 2019 – Seaspan Corporation (“Seaspan”) (NYSE:SSW) announced today the closing of its new $1.0 billion portfolio financing program (the “Program”). The Program consists of pari passu ranking senior secured loan facilities, guaranteed by Seaspan, including a $200 million revolving credit facility (“RCF”) and an $800 million term loan facility (“TLA”). A conference call will be held to discuss details of the transaction.

The Program can be increased to $2.0 billion through additional commitments under the RCF and TLA, execution of additional secured loan agreements and/or issuing private placement notes, in each case with a corresponding expansion of the collateral pool. The Program provides Seaspan with the flexibility to add, substitute and remove vessels during the term, subject to a borrowing base, portfolio concentration limits, absence of defaults and compliance with financial covenants. The Program will initially consist of a portfolio of 36 vessels.

Net proceeds from the Program are intended to be used to repay 12 secured credit facilities, for general corporate purposes, and may be used in part to finance the acquisition of vessels.

Highlights of the Program

•	Streamlines secured credit structure by refinancing 12 existing facilities into one Program

•	Innovative flexibility to add/remove vessels and draw/repay debt, pursuant to a borrowing base

•	Meaningfully lower average interest margin relative to refinanced facilities

•	Improves amortization profile over next five years

•	Provides attractive financing option for our fleet over time

David Sokol, Chairman of Seaspan Corporation commented, “This is a first of its kind financing in the shipping space, and demonstrates our management team’s forward thinking. Our team has brought best in class concepts from various industries together to create an innovative structure that should change the way in which Seaspan, and the rest of the shipping sphere do business.”

Ryan Courson, Chief Financial Officer said, “Our innovative $1.0 billion portfolio financing program is a significant step forward in the evolution of Seaspan’s capital structure. We intend to use the proceeds to repay existing secured debt, and expect to be leverage neutral post-transaction. At the outset, the Program reduces our cost of debt, and improves our maturity profile. Longer term, we expect that this structure will provide several key benefits, including simplification of our capital stack, meaningful enhancement of financing flexibility, and increased control over debt maturity and amortization, which we believe over time will effectively provide permanent corporate debt financing.”

Advisors & Lenders

Citigroup Global Markets Inc. acted as Sole Structuring Agent; Citibank N.A. acted as Lead Bookrunner and Mandated Lead Arranger; Wells Fargo Bank, N.A. and Bank of Montreal acted as Bookrunners and Mandated Lead Arrangers; BNP Paribas, National Australia Bank Limited, and BNP Paribas acted as Lead Arrangers; Bank Sinopac acted as Co-Documentation Agent; and ABN AMRO Capital USA LLC., Bank of America, N.A., Canadian Imperial Bank of Commerce, Canadian Western Bank, CTBC BANK CO., LTD., Fédération des caisses Desjardins du Québec, JPMorgan Chase Bank, N.A., and Coast Capital Savings Federal Credit Union acted as Lenders for the Program.

Conference Call and Webcast Information:

Seaspan will host a conference call and webcast, including a presentation, to discuss the transaction on Thursday, May 16, 2019, at 8:30 a.m. ET.

Participants may join the conference call by dialling 1-877-246-9875 or 1-707-287-9353 (conference passcode: 9937987). Replay will be made available at 1-855-859-2056 or 1-404-537-3406 (replay passcode: 9937987). The presentation and live webcast is accessible through the Investor Relations section of our website (www.seaspancorp.com).

About Seaspan

Seaspan is a leading independent charter owner and operator of containerships with industry leading ship management services. We charter our vessels primarily pursuant to long-term, fixed-rate, time charters to the world’s largest container shipping liners. Seaspan’s operating fleet consists of 112 containerships with a total capacity of more than 900,000 TEU, an average age of approximately 6 years and an average remaining lease period of approximately 4 years, on a TEU-weighted basis.

Seaspan has the following securities listed on The New York Stock Exchange:

Symbol:	Description:
SSW	Class A Common Shares
SSW PR D	Series D Preferred Shares
SSW PR E	Series E Preferred Shares
SSW PR G	Series G Preferred Shares
SSW PR H	Series H Preferred Shares
SSW PR I	Series I Preferred Shares
SSWA	7.125% Senior Unsecured Notes due 2027
SSW25	5.500% Senior Notes due 2025

Cautionary Note Regarding Forward-Looking Statements

This release contains certain forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended) including, but not limited to, statements concerning the expected benefits of the Program. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, “projects”, “forecasts”, “will”, “may”, “potential”, “should”, and similar expressions are forward looking statements. These forward-looking statements reflect management’s current views only as of the date of this release and are not intended to give any assurance as to future results. As a result, you are cautioned not to rely on any forward-looking statements. Forward-looking statements appear in a number of places in this release. Although these statements are based upon assumptions we believe to be reasonable based upon available information, they are subject to risks and uncertainties. These risks and uncertainties include, but are not limited to: our financial condition and liquidity; our continued ability to maintain, enter into or renew primarily long-term, fixed-rate time charters with our existing customers or new customers; general market conditions and shipping market trends; and other factors detailed from time to time in our periodic reports and filings with the Securities and Exchange Commission, including Seaspan’s Annual Report on Form 20-F for the year ended December 31, 2018. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of any of our securities.

Investor Inquiries:

Mr. Matt Borys

Investor Relations

Seaspan Corporation

Tel. +1-778-328-5340

Email: mborys@seaspanltd.ca

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